FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F _____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: October 25, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

1.

Reporting Issuer

Wheaton River Minerals Ltd. (“Wheaton”)

1560-200 Burrard Street

Vancouver, BC  V6C 3L6

2.

Date of Material Changes

October 15, 2004

3.

News Release

A news release with respect to the material change referred to in this report was issued through newswire services on October 15, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

Wheaton announced the closing of the previously announced Silver Wheaton transaction.  Pursuant to the transaction, Chap Mercantile Inc. (“Chap” or “Silver Wheaton”) has agreed to purchase 100% of the silver produced by Wheaton’s Luismin, S.A. de C.V. (“Luismin”) mining operations in Mexico for an upfront payment of Cdn$46 million in cash and 540 million Chap common shares plus a payment of US$3.90 per ounce of delivered refined silver, subject to adjustment.

5.

Full Description of Material Change

Wheaton announced the closing of the previously announced Silver Wheaton transaction.  Pursuant to the transaction, Chap has agreed to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an upfront payment of Cdn$46 million in cash and 540 million Chap common shares plus a payment of US$3.90 per ounce of delivered refined silver, subject to adjustment.

In connection with the completion of this transaction, the gross proceeds of Cdn$70 million from the private placement of Chap subscription receipts, completed on August 5, 2004 and arranged by a syndicate of investment dealers led by GMP Securities Ltd., which included Canaccord Capital Corporation, Fort House Inc., Research Capital Corporation, Salman Partners Inc., Scotia Capital Inc., Sprott Securities Inc. and Woodstone Capital Inc., were released from escrow.  Of the proceeds, Cdn$46 million was used to fund the upfront cash payment payable by Chap in connection with the Silver Wheaton transaction.  The remaining proceeds will be used to investigate future acquisitions and for general corporate purposes.  Each of the 175 million outstanding subscription receipts will be automatically exercised on October 22, 2004, without payment of additional consideration, into one common share and one-half of one common share purchase warrant of Chap.  Each whole warrant is exercisable into one common share of Chap at a price of Cdn$0.80 until August 5, 2009.  These securities are all subject to a statutory hold period which expires on December 6, 2004.

At the closing of the Silver Wheaton transaction, John Brough (President of Torwest Inc., a real estate development company), Peter Gillin (Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration and development company), Wade Nesmith (associate counsel of Lang Michener LLP and former Superintendent of Brokers for the Province of British Columbia) and Ian Telfer (Chairman, Chief Executive Officer and a director of Wheaton) were appointed as the new directors of Silver Wheaton, three of whom are independent and unrelated directors.  Eduardo Luna (President of Wheaton’s subsidiary Luismin and former Chairman of the Silver Institute) was appointed as interim Chief Executive Officer of Silver Wheaton and Peter Barnes (Executive Vice President and Chief Financial Officer of Wheaton) was appointed as Executive Vice President and Chief Financial Officer of Silver Wheaton.

Chap has scheduled an annual and special meeting of its shareholders to be held on December 8, 2004.  At this meeting, in addition to regular annual business, Chap intends to seek shareholder approval to (i) change its name to “Silver Wheaton Corporation”; (ii) consolidate its outstanding common shares on a one for five basis; and (iii) expand its board of directors.

In conjunction with the closing of the Silver Wheaton transaction, Silver Wheaton has received approval for trading from the TSX Venture Exchange and will commence trading on Tier 1 of the TSX Venture Exchange upon the issuance of a bulletin by the TSX Venture Exchange.  The Toronto Stock Exchange has conditionally approved the listing of Silver Wheaton’s common shares under the symbol “SLW” and it is anticipated that the common shares will be listed and posted for trading on the Toronto Stock Exchange on or about October 22, 2004.  The Toronto Stock Exchange has also conditionally approved the listing of Silver Wheaton’s common share purchase warrants under the symbol “SLW.WT”.  This listing is expected to be effective as soon as practicable following the expiry of the statutory hold period on or about December 6, 2004.

Following the completion of the Silver Wheaton transaction and the automatic exercise of the previously issued subscription receipts, Silver Wheaton will have approximately 724 million common shares and 87.5 million common share purchase warrants outstanding.

Pursuant to this transaction, Wheaton has acquired indirect beneficial ownership, through Wheaton Trading (Caymans) Ltd. (“Wheaton Trading”), a wholly-owned subsidiary of Wheaton, of approximately 75% of the issued and outstanding common shares of Chap.  Wheaton’s principal office is located at Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.  Chap has granted Wheaton a right to maintain its pro rata equity position in Chap for three years so long as its common share holdings do not fall below 20%.  Wheaton does not have any present intention to acquire ownership of, or control over, additional securities of Chap.

As a result of this transaction, Silver Wheaton will have cash on hand of approximately Cdn$19 million and will aggressively pursue growth opportunities.

Silver Wheaton Transaction Terms

Rights to Participate in Advanced Projects

If Silver Wheaton or Wheaton acquires a direct or indirect interest in any exploration or development property situated anywhere in Mexico, which it does not currently, directly or indirectly, own an interest in, and should such interest either be, or become, the subject of a positive feasibility study or consist of active mining operations within a period of three years from October 15, 2004, then the owner of the interest will offer the other party the opportunity to purchase and participate in the project by, in the case of a project being offered by Wheaton to Silver Wheaton, the payment of 49% of the total acquisition and exploration costs incurred by Wheaton or any of its subsidiaries to that date (together with a commitment to continue to fund 49% of the expenditures incurred subject to an agreed upon dilution formula) and, in the case of a project being offered by Silver Wheaton to Wheaton, the payment of 51% of the total acquisition and exploration costs incurred by the Issuer or any of its subsidiaries to that date (together with a commitment to continue to fund 51% of the expenditures incurred subject to an agreed upon dilution formula).  In the event that the purchased interest gives the holder thereof the right to manage, direct or control operations or activities on, in or under the exploration or exploitation mining property or concessions or mining operation that is the subject of the purchased interest, then Wheaton or one of its subsidiaries shall be entitled to become operator of any such joint venture.

Pre-Emptive Right

For a period of three years from October 15, 2004, Wheaton will, so long as it owns, directly or indirectly at least 20% of the outstanding Silver Wheaton common shares, have the right to maintain its pro-rata interest in Silver Wheaton should Silver Wheaton issue any additional shares pursuant to an equity financing or otherwise.

Luismin Silver Purchase Agreement

Wheaton Trading has entered into an agreement (the “Luismin Silver Purchase Agreement”) with Luismin to purchase 100% of all the silver produced by Luismin from certain of its existing Mexican mining operations (including all silver produced from the Los Filos property currently being developed by Luismin) at the then prevailing market price per ounce of silver.

Wheaton Silver Purchase Agreement

Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”), a wholly-owned subsidiary of Silver Wheaton, has entered into an agreement (the “Wheaton Silver Purchase Agreement”) with Wheaton Trading pursuant to which Silver Wheaton Caymans will purchase 100% of all silver which has been purchased by Wheaton Trading from Luismin pursuant to the Luismin Silver Purchase Agreement at a price (the “Transfer Price”) which is the lesser of: (a) US$3.90 per ounce (subject to an inflationary price adjustment after three years from the closing of the Silver Transaction); and (b) the then prevailing market price per ounce of silver.

Wheaton Trading has agreed to sell to Silver Wheaton Caymans a minimum of 120 million ounces of silver (the “Minimum Amount”) within a period of 25 years following the entering into of the Wheaton Silver Purchase Agreement (the “Guarantee Period”).  If at the end of the Guarantee Period, the total number of ounces of silver sold by Wheaton Trading to Silver Wheaton Caymans is less than the Minimum Amount, Wheaton Trading shall be required to pay a penalty to Silver Wheaton Caymans of an amount equal to the Minimum Amount less the number of ounces of silver actually sold by Wheaton Trading to Silver Wheaton Caymans during the Guarantee Period, multiplied by US$0.50.

Other than the security interest to be granted to Silver Wheaton Caymans, described below, Silver Wheaton will have no contractual rights relating to Luismin’s operations nor will it have any interest in any of the Luismin properties.  Except as otherwise provided, Silver Wheaton will not be entitled to any compensation if Luismin does not meet its forecasted silver production targets in any specified period or if Luismin shuts down its silver mining operations in Mexico.

Wheaton has guaranteed the performance of Wheaton Trading under both the Luismin Silver Purchase Agreement and the Wheaton Silver Purchase Agreement.

Security and Negative Covenants

Luismin’s obligation under the Luismin Silver Purchase Agreement and Wheaton Trading’s obligation under the Wheaton Silver Purchase Agreement have been registered and secured (in a position which is subordinate to obligations arising from Wheaton’s existing US$75 million debt facilities entered into in June 2003, as amended) against title to the Luismin properties which are the subject matter of the Luismin Silver Purchase Agreement and to the fullest extent possible will constitute a covenant which runs with such properties.

Subject only to the prior rights of Wheaton’s lenders under Wheaton’s existing US$75 million debt facilities entered into in June 2003, as amended, Luismin has covenanted and agreed with Wheaton Trading not to sell, mortgage, hypothecate or otherwise alienate any of its mining operations or properties which are the subject matter of the Luismin Silver Purchase Agreement unless the other party or parties to any such transaction acknowledge the existence of the Luismin Silver Purchase Agreement and covenant with Wheaton Trading to comply with the terms and provisions of the agreement.

Expansion Capital Expenditures

The Wheaton Silver Purchase Agreement outlines the annual projected capital expenditures for certain existing Luismin mining operations over a period of 25 years (the “Annual Projected Capital Expenditures”).  Silver Wheaton will be obligated to pay to Wheaton Trading under the Wheaton Silver Purchase Agreement additional amounts from time to time equal to 50% of any capital expenditures required to be made by Luismin at certain of Luismin’s mining operations in excess of 110% of each Annual Projected Capital Expenditures (the “Chap Share of Capital Expenditures”) other than with respect to capital expenditures for the Los Filos Project.  The amount that Silver Wheaton shall be required to pay in respect of Annual Projected Capital Expenditures that pertain to the Los Filos Project shall be an amount equal to:  (i) the amount in excess of 110% of each Annual Projected Capital Expenditures for the Los Filos Project, multiplied by (ii) the average percentage of silver metal content contained in all doré bars produced from the Los Filos Project in the last calendar month preceding delivery of a request for contributions from Wheaton Trading, as determined by the settlement reports from the refinery that refines such doré bars.  Furthermore, Silver Wheaton shall only be required to pay any such expenditures pertaining to the Los Filos Project to Wheaton Trading from and after the date on which Luismin first ships doré bars produced from the Los Filos Project to be refined at a refinery.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

DATED this 25th day of October, 2004.

Per:

Peter Barnes

Executive Vice President and

Chief Financial Officer